The Estee Lauder Companies Inc.
767 Fifth Avenue
New York, NY 10153

                                                                       ESTEE
                                                                       LAUDER
                                                                       COMPANIES

April 4, 2008


Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

RE:   The Estee Lauder Companies Inc.
      Form 10-K for the fiscal year ended June 30, 2007
      Form 10-Q for the period ended December 31, 2007
      Schedule 14A Filed on October 1, 2007
      File No. 1-14064

Dear Mr. Decker:

         This letter sets forth the responses of The Estee Lauder Companies Inc. (the "Company" or "we" or "our") to the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated March 7, 2008. The Company's responses set forth below correspond to the comments as numbered in the staff's letter.

                   FORM 10-K FOR THE YEAR ENDED JUNE 30, 2007
                   ------------------------------------------

GENERAL
-------

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Company Response:
-----------------

         We note the instructions regarding future filings. Our proposed disclosures set forth in this letter are subject to change based on the facts and circumstances at the time we make future filings.



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BUSINESS, PAGE 2
----------------

COMPETITION, PAGE 7
-------------------

2. In accordance with Item 101(c)(1)(x) of Regulation S-K, please include a brief discussion regarding your competitive position in the market.

Company Response:
-----------------

         We will add a sentence to the "Competition" section of Item 1 regarding our competitive position in the market. The first paragraph of that section will now read:

              The skin care, makeup, fragrance and hair care businesses are characterized by vigorous competition throughout the world. Brand recognition, quality, performance and price have a significant impact on consumers' choices among competing products and brands. Advertising, promotion, merchandising, the pace and timing of new product introductions, line extensions and the quality of in-store sales staff also have a significant impact on consumers' buying decisions. With our numerous brands, sold in various channels, we are one of the world's leading manufacturers and marketers of skin care, makeup, fragrance and hair care products. We compete against a number of companies, some of which have substantially greater resources than we do.

         We note that a similar statement regarding our position also appears in the first paragraph of Item 1 of our 10-K.

FINANCIAL CONDITION
-------------------

LIQUIDITY AND CAPITAL RESOURCES, PAGE 34
----------------------------------------

3. You state that total debt as a percent of capitalization was 48% at June 30, 2007 and 24% at June 30, 2006. When there are significant changes in your capitalization such as the above, please address the expected impact of these changes on your future operating results and liquidity. Refer to instruction 3 to Item 303(a) of Regulation S-K.

Company Response:
-----------------

         Based upon your comment, we will clarify the impact of the change in debt as a percent of total capitalization. We note that we addressed the increased interest expense associated with the additional debt in our discussion of results of operations and the expected impact of the additional debt on our liquidity later in the discussion of liquidity. To the extent there is another significant change in the ratio, we would address the expected impact of the change along side the disclosure of the change.



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


         As an example, our June 30, 2007 disclosure would have read:

              Total debt as a percent of total capitalization was 48% at June 30, 2007 and 24% at June 30, 2006. The additional debt we incurred in the second half of fiscal 2007 resulted in increased interest expense. Based on our current plans, we do not expect this change to have a material impact on our future results of operations or liquidity on both a near-term and long-term basis.

         In our 10-Q for the quarter ended December 31, 2007, we note that there was no change in the debt to total capitalization ratio as compared with June 30, 2007.

TABLE OF CONTRACTUAL OBLIGATIONS, PAGE 37
-----------------------------------------

4. Please separately present estimated interest payments on your debt. Please also disclose any assumptions you made to derive these amounts.

Company Response:
-----------------

         In our future filings, we will separately present our estimated interest payments on our long-term and short-term debt, along with any assumptions we deem critical to the understanding of how such projections are derived. We propose to disclose this information in the footnote corresponding to Debt Service in our Table of Contractual Obligations as follows:

            (1) Includes long-term and short-term debt and the related projected interest costs, and to a lesser extent, capital lease commitments. Interest costs on long-term and short-term debt are projected to be $62.0 million in fiscal 2008, $61.8 million in each of the years from fiscal 2009 through fiscal 2011, $54.3 million in fiscal 2012 and $783.7 million thereafter. Projected interest costs on variable rate instruments were calculated using market rates at June 30, 2007. Refer to Note 8 of Notes to Consolidated Financial Statements.

FINANCIAL STATEMENTS
--------------------

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

REVENUE RECOGNITION, PAGE F-14
------------------------------

5. You state that sales at your retail stores and online are recognized in accordance with a 4-4-5 retail calendar. Please expand your disclosure to state what is meant by a 4-4-5 calendar.




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



Company Response:
-----------------

         We propose to expand on the definition of a 4-4-5 retail calendar to read as follows:

              REVENUE RECOGNITION
              Revenues from merchandise sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. In the Americas region, sales are generally recognized at the time the product is shipped to the customer and in the Europe, Middle East & Africa and Asia/Pacific regions sales are generally recognized based upon the customer's receipt. In certain circumstances, transfer of title takes place at the point of sale, for example, at the Company's retail stores. Sales at the Company's retail stores and online are recognized in accordance with a traditional 4-4-5 retail calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with one extra week in one quarter every seven years. As a result, the retail quarter-end and the fiscal quarter-end may be different by up to six days.

EXHIBITS
--------

6. We note your discussion regarding certain license arrangements on page F-15. Please tell us why you have not filed these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Company Response:
-----------------

         We consider the provisions of Item 601(b)(10) of Regulation S-K to determine whether a contract entered into is required to be filed. Accordingly, we concluded that each of our outstanding license arrangements were not material and did not meet the criteria to be filed since our business is not substantially dependent on any individual arrangement and each was entered into in the ordinary course of business.


                FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2007
                ------------------------------------------------

GENERAL
-------

7.       Please address the above comments in your interim filings as well.

Company Response:
-----------------

         We note the instruction.




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



                      SCHEDULE 14A FILED ON OCTOBER 1, 2007
                      -------------------------------------

COMPENSATION DISCUSSION AND ANALYSIS, PAGE 29
---------------------------------------------

BASE SALARY, PAGE 30
--------------------

8. In future filings, please provide an analysis of how the compensation committee decides the amount of base salary that is paid to a named executive officer, including the substance of the compensation committee's decision-making process in determining the base salary amounts.

Company Response:
-----------------

         We will be more explicit regarding the decision-making process of the Compensation Committee in determining base salary amounts as follows:

                  Base Salary. We pay base salaries to provide executives with a secure base of cash compensation. Salary levels are typically set by the Compensation Committee for a period of years in the executive officer's employment agreement. Generally, for executives with base salaries of $1 million or more per year, increases in base salary are not made except in the case of promotions or in the renewal of an employment agreement. This reflects, in part, the limitation on tax deductibility by us of non-objective performance-based compensation imposed by Section 162(m) of the Internal Revenue Code ("Section 162(m)"). See "Tax Compliance Policy" below. By not authorizing increases in base salary, the Compensation Committee can shift compensation more towards annual incentive bonuses and equity-based compensation. In determining the amount of base salary for an executive officer, the Compensation Committee primarily considers the executive's position, his or her current salary and tenure and internal pay equity. The Committee also considers the impact of Section 162(m), recommendations from the Chief Executive Officer and the Executive Vice President--Global Human Resources, as well as competitiveness of the salary level in the marketplace.

ROLE OF EXECUTIVE OFFICERS, PAGE 33
-----------------------------------

9. In future filings, please provide more detailed information regarding the role of the CEO in determining the compensation of other named executive officers. To the extent that the CEO only makes recommendations, but does not participate in the decision-making process, please discuss.



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



Company Response:
-----------------

         As noted elsewhere in the Proxy Statement, the Compensation Committee establishes and approves compensation plans and arrangements with respect to our executive officers and administers our executive annual incentive plan. The Stock Plan Subcommittee has the authority to adopt and administer our share incentive plans. We will clarify this, as well as the role of the CEO, in future filings, as follows:

         We will add a sentence to the overview to clarify the Committee's and Subcommittee's roles and note that in the discussion of the role of executive officers.

                  The compensation program for executive officers is established and administered by the Compensation Committee and Stock Plan Subcommittee. The Stock Plan Subcommittee approves the terms of all grants to executive officers under our share incentive plans and any equity-compensation-related terms of executive officer employment agreements. The Compensation Committee approves all other aspects of executive compensation.

            Role of Executive Officers

                  As noted above, executive compensation is set by the
            Compensation Committee and Stock Plan Subcommittee. In performing this function, the Committee and Subcommittee rely on the Chief Executive Officer and the Executive Vice President--Global Human Resources (the "EVP HR") to provide information regarding the executive officers, the executive officers' roles and responsibilities and the general performance of the Company, the executive officers and the various business units that they manage. The Chief Executive Officer and the EVP HR take directions from and bring suggestions to the Compensation Committee and Stock Plan Subcommittee. They suggest performance measures and targets for each of the executive officers under the Executive Annual Incentive Plan and for PSUs. They also make suggestions in the context of terms of employment agreements. The final decisions regarding salaries, bonuses (including measures, targets and amounts to be paid), equity grants and other compensation matters related to executive officers are made by the Compensation Committee or Stock Plan Subcommittee, as the case may be. The EVP HR and her staff work with the Executive Vice President and General Counsel and her staff as well as Mercer and outside counsel in this context.

         As also noted in the proxy statement, "Mercer" refers to the group of consultants within Mercer Human Resources Consulting that was engaged by the Compensation Committee as its, and the Stock Plan
         Subcommittee's, compensation consultant.

                                      ****




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



The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (212) 572-4429. My fax number is (212) 572-6787.

Very truly yours,

/s/ Richard W. Kunes
--------------------

Richard W. Kunes
Executive Vice President and
Chief Financial Officer


cc:      Nudrat Salik





















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